Filed by Penn Virginia Resource Partners, L.P. pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Penn Virginia GP Holdings, L.P.

Commission File No.: 001-33171

Penn Virginia Resource Partners, L.P.

Five Radnor Corporate Center, Suite 500, 100 Matsonford Road, Radnor, PA 19087

FOR IMMEDIATE RELEASE

Contact:	Stephen R. Milbourne
Director - Investor Relations
Phone: 610-975-8204 Fax: 610-975-8201
E-Mail: invest@pvrpartners.com

PENN VIRGINIA RESOURCE PARTNERS, L.P. ANNOUNCES

FOURTH QUARTER AND FULL-YEAR 2010 RESULTS

RADNOR, PA – February 9, 2011 .. . . Penn Virginia Resource Partners, L.P. (NYSE: PVR) today reported financial and operational results for the three months and the full-year ended December 31, 2010, and provided financial guidance for 2011.

Fourth Quarter Results

Fourth quarter 2010 highlights and results, with comparisons to fourth quarter 2009 results, included the following:

•	EBITDA of $62.1 million as compared to $56.9 million.

•

Distributable cash flow (“DCF”) of $44.1 million as compared to $48.3 million. The $4.2 million, or nine percent, decline in DCF was primarily due to a $4.1 million increase in interest expense due to the $300.0 million long-term debt offering completed in April 2010, a $2.6 million increase in maintenance capital expenditures, and a $2.5 million increase in cash payments to settle derivatives.

•	Net income for the fourth quarter was $19.8 million, or $0.26 per limited partner unit, as compared to $23.6 million or $0.33 per limited partner unit in 2009.

•

The fourth quarter of 2010 included revenue of $5.5 million from a firm transportation annual settlement in our natural gas midstream segment as compared with $4.4 million of firm settlement revenues in the prior year quarter.

For the fourth quarter of 2010, derivatives expense was $11.0 million, as compared to $7.7 million in the prior year quarter. Cash settlements of derivatives included in these amounts resulted in net cash payments of $3.6 million during the fourth quarter of 2010 related to commodity and interest rate derivatives, as compared to $1.1 million of net cash payments in the prior year quarter.

Cash Distribution

As previously announced on January 25, 2011, PVR will pay a quarterly cash distribution of $0.47 per unit on February 14, 2011 to unitholders of record as of February 7, 2011. The distribution represents an annualized rate of $1.88 per unit.

Coal and Natural Resource Management Segment Review

The coal and natural resource management segment reported fourth quarter results, with comparisons to fourth quarter 2009 results as follows:

•	Coal royalty tons of 8.9 million tons, as compared to 8.5 million tons.

PVR Announces Fourth Quarter 2010 Results	Page 2

•	Coal royalties revenue of $32.3 million, or $3.64 per ton, as compared to $30.0 million, or $3.55 per ton.

During the fourth quarter of 2010, operating income for the coal and natural resource management segment increased by $0.6 million, or three percent, to $21.6 million from $21.0 million in the prior year quarter. Total revenues increased by $1.9 million, or five percent, to $37.9 million from $36.0 million in the prior year quarter primarily due to higher coal royalties revenues. The increase in average coal royalties from the prior year quarter was attributable to higher coal prices.

Natural Gas Midstream Segment Review

The natural gas midstream segment reported fourth quarter results, with comparisons to fourth quarter 2009 results, as follows:

•

Quarterly natural gas midstream system throughput volumes of 36.6 billion cubic feet (“Bcf”), or an average 398 million cubic feet (“MMcf”) per day, as compared to 27.9 Bcf, or an average 303 MMcf per day; volume growth came primarily from additional activity on the Crossroads and Panhandle systems and new business in the Marcellus Shale region.

•	Midstream gross margin of $42.1 million, or $1.15 per thousand cubic feet (“Mcf”), as compared to $34.5 million, or $1.23 per Mcf.

•	Midstream gross margin, including the cash impact of midstream derivatives, of $40.5 million, or $1.11 per Mcf, as compared to $35.9 million, or $1.29 per Mcf.

Adjusted for the cash impact of commodity derivatives, midstream gross margin increased by $4.6 million primarily due to a 31% increase in volumes, partially offset by a migration to lower-risk percentage-of-proceeds contracts from gas purchase/keep-whole arrangements. (See the Derivative Contract Summary Table included in this release for details of derivative positions as of December 31, 2010.)

Full-Year 2010 Results

PVR reported results for the full-year ended December 31, 2010 including:

•	Coal royalty tons of 34.5 million with average coal royalties per ton of $3.78, as compared to 34.3 million with average coal royalties per ton of $3.51 for the full-year 2009.

•

Natural gas midstream system throughput of 129.7 Bcf, or an average of 355 MMcf per day, as compared to 121.3 Bcf last year or 332 MMcf per day. Midstream gross margin for 2010 was $0.96 per Mcf ($0.94 adjusted for the cash impact of derivatives), as compared to $0.81 per Mcf ($0.90 adjusted for the cash impact of derivatives) last year.

•

Operating income of $125.9 million, as compared with $108.3 million last year. (2010 results included an approximate $5.6 million charge due to the acceleration of equity award vesting related to the separation from Penn Virginia Corporation; 2009 results included a $1.5 million goodwill impairment charge).

DCF for the full year was $145.8 million, as compared to $151.7 million in 2009. Net income was $68.5 million, or $0.83 per limited partner unit, as compared to $65.2 million, or $0.76 per limited partner unit, in 2009. EBITDA for the full year 2010 was $201.8 million as compared with $180.0 million in 2009.

Management Comment

“PVR continued its solid operating performance during the fourth quarter and for 2010 overall,” said Bill Shea, CEO of PVR’s general partner. “Total coal royalty tons increased in 2010 which, combined with overall higher coal royalty rates per ton, resulted in higher coal royalty revenues. The recently completed acquisition of additional Central Appalachian reserves is expected to generate additional

PVR Announces Fourth Quarter 2010 Results	Page 3

growth in our coal and natural resources segment in 2011 and future years. Our natural gas midstream segment volumes continued to grow in 2010. Construction on our previously announced pipeline project in the Marcellus Shale, which is anchored with a long-term contract with Range Resources, continued to move ahead during the fourth quarter, and we expect service on the first segment of that system to begin later this month,” Mr. Shea said.

Capital Investment and Resources

PVR spent approximately $96 million in 2010 on internal growth projects, including $49.5 million in the Marcellus Shale. In addition, during 2010 PVR closed on approximately $28 million in acquisitions in the coal and natural resource segment. During 2011, PVR expects to invest approximately $140 million in internal growth capital in 2011 including $120 million in the Marcellus Shale.

As of December 31, 2010, PVR had borrowings of $408.0 million under its $850.0 million revolving credit facility and $10.7 million of cash and cash equivalents, with remaining borrowing capacity of $440.4 million under the revolving credit facility.

Financial Guidance for 2011

PVR currently expects to generate 2011 EBITDA of $230 million and DCF of $140 million. The DCF is net of maintenance and replacement capital of $41 million, comprised of $14 million in maintenance and $27 million of replacement capital for the year.

Previously, we calculated DCF without deducting replacement capital. With respect to the guidance for the full-year 2011 we have deducted, and going forward we intend to deduct, replacement capital, as well as maintenance capital expenditures, in determining DCF. If we had deducted $24 million in replacement capital (amount is before approximately $3 million in additional replacement capital related to the recently completed Begley coal acquisition) from DCF for the years ended December 31, 2010 and 2009, our DCF for the years ended December 31, 2010 and 2009 would have been $121.8 million and $127.7 million, respectively.

EBITDA, or earnings before interest, taxes, depletion and amortization, and DCF are non-GAAP measures. Please refer to appended tables for definitions and calculation methodologies. These estimates, including capital expenditure plans, are meant to provide guidance only and are subject to revision as our operating environment changes. The guidance for 2011 is based on numerous assumptions about future events and conditions and, therefore, could vary materially from actual results.

Fourth Quarter 2010 Financial and Operational Results Conference Call

A joint conference call and webcast for PVR and Penn Virginia GP Holdings, L.P. (NYSE: PVG), during which management will discuss fourth quarter 2010 financial and operational results, is scheduled for Thursday, February 10, 2011 at 11:00 a.m. ET. Prepared remarks by William H. Shea, Jr., Chief Executive Officer of PVR’s general partner, will be followed by a question and answer period. Interested parties may participate via phone by dialing 800-860-2442 (international 412-858-4600) five to ten minutes before the scheduled start of the conference call (reference the Penn Virginia Resource Partners call), or listen via webcast by logging on to http://www.videonewswire.com/event.asp?id=75971 or the links posted on our website, www.pvresource.com, or PVG’s website, www.pvgpholdings.com, at least 15 minutes prior to the scheduled start of the call to download and install any necessary audio software. An on-demand replay of the conference call will be available on both websites shortly after the conclusion of the call. A telephonic replay of the call will be available through February 17 by dialing 877-344-7529 (international: 412-317-0088) and using conference playback number 447680.

******

PVR and PVG have filed a joint proxy statement/prospectus and other documents with the SEC in relation to their proposed merger. Investors are urged to read these documents carefully because they

PVR Announces Fourth Quarter 2010 Results	Page 4

contain important information regarding PVR, PVG, and the transaction. A definitive joint proxy statement/prospectus and joint proxy statement/prospectus supplement has been sent to unitholders of PVR and PVG seeking their approvals as contemplated by the Merger Agreement. Investors may obtain a free copy of the joint proxy statement/prospectus, joint proxy statement/prospectus supplement and other documents containing information about PVR and PVG, without charge, at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by contacting Investor Relations at (610) 975-8204 or invest@pvrpartners.com or by accessing www.pvresource.com or www.pvgpholdings.com.

PVR, PVG, and the officers and directors of the general partner of each partnership may be deemed to be participants in the solicitation of proxies from their security holders. Information about these entities and persons can be found in PVR’s and PVG’s Annual Reports on Form 10-K for the year ended December 31, 2009. Additional information about such entities and persons may also be obtained from the joint proxy statement/prospectus.

******

Penn Virginia Resource Partners, L.P. (NYSE: PVR) is a publicly traded limited partnership which owns and manages coal and natural resource properties and related assets, and owns and operates midstream natural gas gathering and processing businesses. We own approximately 900 million tons of proven coal reserves in Northern and Central Appalachia, and the Illinois and San Juan Basins; our midstream natural gas assets are located principally in Texas, Oklahoma and Pennsylvania and include more than 4,200 miles of natural gas gathering pipelines and 6 processing systems with approximately 400 million cubic feet per day of capacity. For more information about PVR, visit our website at www.pvresource.com.

******

Certain statements contained herein that are not descriptions of historical facts are “forward-looking” statements within the meaning of federal securities laws. Because such statements include risks, uncertainties and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and contingencies include, but are not limited to, the following: the volatility of commodity prices for natural gas, NGLs and coal; our ability to access external sources of capital; any impairment writedowns of our assets; the relationship between natural gas, NGL and coal prices; the projected demand for and supply of natural gas, NGLs and coal; competition among producers in the coal industry generally and among natural gas midstream companies; the extent to which the amount and quality of actual production of our coal differs from estimated recoverable coal reserves; our ability to generate sufficient cash from our businesses to maintain and pay the quarterly distribution to our general partner and our unitholders; the experience and financial condition of our coal lessees and natural gas midstream customers, including our lessees’ ability to satisfy their royalty, environmental, reclamation and other obligations to us and others; operating risks, including unanticipated geological problems, incidental to our coal and natural resource management or natural gas midstream businesses; our ability to acquire new coal reserves or natural gas midstream assets and new sources of natural gas supply and connections to fourth-party pipelines on satisfactory terms; our ability to retain existing or acquire new natural gas midstream customers and coal lessees; the ability of our lessees to produce sufficient quantities of coal on an economic basis from our reserves and obtain favorable contracts for such production; the occurrence of unusual weather or operating conditions including force majeure events; delays in anticipated start-up dates of our lessees’ mining operations and related coal infrastructure projects and new processing plants in our natural gas midstream business; environmental risks affecting the mining of coal reserves or the production, gathering and processing of natural gas; the timing of receipt of necessary governmental permits by us or our lessees; hedging results; accidents; changes in governmental regulation or enforcement practices, especially with respect to environmental, health and safety matters, including with respect to emissions levels applicable to coal-burning power generators; uncertainties relating to the outcome of current and future litigation regarding mine permitting; risks and uncertainties relating to general domestic and international economic (including inflation, interest rates and financial and credit markets) and political conditions (including the impact of potential terrorist attacks); our ability to complete our previously announced merger; and other risks set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and our most recent Quarterly Reports on Form 10-Q.

Additional information concerning these and other factors can be found in our press releases and public periodic filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2009 and our most recent Quarterly Reports on Form 10-Q. Many of the factors that will determine our future results are beyond the ability of management to control or predict. Readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. We undertake no obligation to revise or update any

PVR Announces Fourth Quarter 2010 Results	Page 5

forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

PENN VIRGINIA RESOURCE PARTNERS, L.P.

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS - unaudited

(dollars in thousands, except per unit data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2010	2009	2010	2009
Revenues
Natural gas midstream	$204,802	$155,907	$702,164	$504,789
Coal royalties	32,261	29,987	130,349	120,435
Coal services	1,854	1,830	7,830	7,332
Other	6,480	7,177	23,793	24,148

Total revenues	245,397	194,901	864,136	656,704

Expenses
Cost of gas purchased	162,702	121,454	577,813	406,583
Operating	11,926	9,492	44,243	38,788
General and administrative	8,705	7,014	40,281	31,285
Impairments	—	1,511	—	1,511
Depreciation, depletion and amortization	21,117	18,264	75,900	70,235

Total expenses	204,450	157,735	738,237	548,402

Operating income	40,947	37,166	125,899	108,302
Other income (expense)
Interest expense	(10,223)	(6,167)	(35,591)	(24,653)
Interest income and other	28	311	643	1,280
Derivatives	(10,979)	(7,709)	(22,493)	(19,714)

Net income	$19,773	$23,601	$68,458	$65,215

Allocation of net income:
General partner’s interest in net income	$6,367	$6,386	$25,209	$24,962
Limited partners’ interest in net income	$13,406	$17,215	$43,249	$40,253
Basic and diluted net income per limited partner unit	$0.26	$0.33	$0.83	$0.76
Weighted average units outstanding, basic and diluted (in thousands)	52,293	51,799	52,094	51,799
Other data:
Distributions to limited partners (per unit) - (a)	$0.47	$0.47	$1.88	$1.88
Distributions paid	$31,206	$31,043	$124,595	$124,009
Distributable cash flow (non-GAAP) - (b)	$44,122	$48,304	$145,844	$151,725
Coal and natural resource management segment:
Coal royalty tons (in thousands)	8,867	8,456	34,512	34,330
Average coal royalties ($ per ton)	$3.64	$3.55	$3.78	$3.51
Natural gas midstream segment:
System throughput volumes (MMcf)	36,583	27,902	129,703	121,335
Gross margin (in thousands)	$42,100	$34,453	$124,351	$98,206

(a)	These quarterly distributions are for the periods shown and are payable within 45 days after the end of each quarter to unitholders of record and to our general partner.
(b)	See subsequent page for the calculation and description of distributable cash flow.

PENN VIRGINIA RESOURCE PARTNERS, L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS - unaudited

(in thousands)

	December 31, 2010	December 31, 2009
Assets
Cash and cash equivalents	$10,651	$8,659
Accounts receivable	97,787	82,321
Derivative assets	—	1,331
Other current assets	5,900	4,468

Total current assets	114,338	96,779
Property, plant and equipment, net	971,046	900,844
Other long-term assets	212,117	210,437

Total assets	$1,297,501	$1,208,060

Liabilities and Partners’ Capital
Accounts payable and accrued liabilities	$104,636	$70,405
Deferred income	4,360	3,839
Derivative liabilities	19,516	11,251

Total current liabilities	128,512	85,495
Derivative liabilities	5,107	4,285
Other long-term liabilities	27,368	21,673
Senior notes	300,000	—
Revolving credit facility	408,000	620,100
Partners’ capital	428,514	476,507

Total liabilities and partners’ capital	$1,297,501	$1,208,060

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - unaudited

(in thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2010	2009	2010	2009
Cash flows from operating activities
Net income	$19,773	$23,601	$68,458	$65,215
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	21,117	18,264	75,900	70,235
Impairments	—	1,511	—	1,511
Commodity derivative contracts:
Total derivative (gains) losses included in net income	10,979	8,466	23,583	22,700
Cash receipts (payments) to settle derivatives for the period	(3,582)	(1,135)	(10,075)	3,000
Non-cash interest expense	1,035	1,242	5,278	4,391
Non-cash unit-based compensation	140	269	6,157	1,769
Equity earnings, net of distributions received	774	(81)	3,274	(2,537)
Other	(155)	(73)	(876)	(1,004)
Changes in operating assets and liabilities	(13,199)	(8,517)	11,997	(5,308)

Net cash provided by operating activities	36,882	43,547	183,696	159,972

Cash flows from investing activities
Acquisitions, net of cash acquired	(7,006)	(70)	(24,876)	(29,580)
Additions to property, plant and equipment	(41,267)	(7,316)	(99,240)	(51,097)
Other	344	275	1,329	1,147

Net cash used in investing activities	(47,929)	(7,111)	(122,787)	(79,530)

Cash flows from financing activities
Distributions to partners	(31,206)	(31,043)	(124,595)	(124,009)
Proceeds from issuance of senior notes	—	—	300,000	—
Proceeds from (repayments of) revolving credit facility, net	43,000	(8,000)	(212,100)	52,000
Other	(3,227)	—	(22,222)	(9,258)

Net cash provided by (used in) financing activities	8,567	(39,043)	(58,917)	(81,267)

Net increase (decrease) in cash and cash equivalents	(2,480)	(2,607)	1,992	(825)
Cash and cash equivalents - beginning of period	13,131	11,266	8,659	9,484

Cash and cash equivalents - end of period	$10,651	$8,659	$10,651	$8,659

PENN VIRGINIA RESOURCE PARTNERS, L.P.

CERTAIN NON-GAAP FINANCIAL MEASURES - unaudited

(in thousands, except per unit data)

	Three Months Ended December 31,		Year Ended December 31,		Guidance
	2010	2009	2010	2009	2011
Reconciliation of GAAP “Operating income” to Non-GAAP
“EBITDA”
Operating income	$40,947	$37,166	$125,899	$108,302	$146,000
Depreciation, depletion and amortization	21,117	18,264	75,900	70,235	84,000
Impairments	—	1,511	—	1,511	—

EBITDA (a)	$62,064	$56,941	$201,799	$180,048	$230,000

Reconciliation of GAAP “Net income” to Non-GAAP
“Distributable cash flow”
Net income	$19,773	$23,601	$68,458	$65,215	$90,000
Depreciation, depletion and amortization	21,117	18,264	75,900	70,235	84,000
Impairments	—	1,511	—	1,511	—
Commodity derivative contracts:
Derivative losses included in net income	10,979	8,466	23,583	22,700	11,000
Cash receipts (payments) to settle derivatives for the period	(3,582)	(1,135)	(10,075)	3,000	(10,000)
Equity earnings from joint venture, net of distributions	774	(81)	3,274	(2,537)	6,000
Maintenance capital expenditures	(4,939)	(2,322)	(15,296)	(8,399)	(14,000)

Distributable cash flow (b)	$44,122	$48,304	$145,844	$151,725	$167,000

Replacement capital					(27,000)

Distributable cash flow, as adjusted for replacement capital					$140,000

Distribution to Partners:

Limited partner units	$24,577	$24,345	$97,889	$97,382
Phantom units (c)	34	166	440	499
General partner interest	502	497	1,999	1,988
Incentive distribution rights (d)	6,093	6,035	24,267	24,140

Total cash distribution paid during period	$31,206	$31,043	$124,595	$124,009
Total cash distribution paid per unit during period	$0.47	$0.47	$1.88	$1.88

(a)	EBITDA, or earnings before interest, tax and depreciation, depletion and amortization (“DD&A) represents operating income plus DD&A, plus impairments. We believe this presentation is commonly used by investors and professional research analysts in the valuation, comparison, rating and investment recommendations of companies in the coal and natural gas midstream industries. We use this information for comparative purposes within the industry. EBITDA is not a measure of financial performance under GAAP and should not be considered as a measure of liquidity or as an alternative to net income.
(b)	Distributable cash flow represents net income plus depreciation, depletion and amortization expenses, plus impairments, plus (minus) derivative losses (gains) included in other income, plus (minus) cash received (paid) for derivative settlements, minus equity earnings in joint ventures, plus cash distributions from joint ventures, minus maintenance capital expenditures. Distributable cash flow is a significant liquidity metric which is an indicator of our ability to generate cash flows at a level that can sustain or support an increase in quarterly cash distributions paid to our partners. Distributable cash flow is also the quantitative standard used by investors and professional research analysts in the valuation, comparison, rating and investment recommendations of publicly traded partnerships. Distributable cash flow is presented because we believe it is a useful adjunct to net cash provided by operating activities under GAAP. Distributable cash flow is not a measure of financial performance under GAAP and should not be considered as an alternative to cash flows from operating, investing or financing activities, as an indicator of cash flows, as a measure of liquidity or as an alternative to net income.
(c)	Phantom units grants were made in both 2010 and 2009 under our long-term incentive plan. Phantom units receive distribution rights; thus, we have presented distributions paid to phantom unit holders in our total distributions paid to Partners.
(d)	In accordance with our partnership agreement, incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

PENN VIRGINIA RESOURCE PARTNERS, L.P.

QUARTERLY SEGMENT INFORMATION - unaudited

(in thousands)

	Coal and Natural Resource Management
	Three Months Ended December 31,		Year Ended December 31,
	2010	2009	2010	2009
Revenues
Coal royalties	$32,261	$29,987	$130,349	$120,435
Coal services	1,854	1,830	7,830	7,332
Timber	1,773	1,371	6,261	5,726
Oil and gas royalties	651	688	2,651	2,471
Other	1,399	2,149	5,397	8,636

Total revenues	37,938	36,025	152,488	144,600

Expenses
Operating	3,767	2,481	11,437	9,692
General and administrative	3,827	3,264	17,046	14,539
Impairments	—	1,511	—	1,511
Depreciation, depletion and amortization	8,728	7,773	30,873	31,330

Total expenses	16,322	15,029	59,356	57,072

Operating income	$21,616	$20,996	$93,132	$87,528

Additions to property and equipment and acquisitions	$7,468	$206	$25,751	$2,252

	Natural Gas Midstream
	Three Months Ended December 31,		Year Ended December 31,
	2010	2009	2010	2009
Revenues
Natural gas midstream	$204,802	$155,907	$702,164	$504,789
Other	2,657	2,969	9,484	7,315

Total revenues	207,459	158,876	711,648	512,104

Expenses
Cost of gas purchased	162,702	121,454	577,813	406,583
Operating	8,159	7,011	32,806	29,096
General and administrative	4,878	3,750	23,235	16,746
Depreciation, depletion and amortization	12,389	10,491	45,027	38,905

Total expenses	188,128	142,706	678,881	491,330

Operating income	$19,331	$16,170	$32,767	$20,774

Additions to property and equipment and acquisitions	$40,805	$7,180	$98,365	$78,425

PENN VIRGINIA RESOURCE PARTNERS, L.P.

DERIVATIVE CONTRACT SUMMARY - unaudited

As of December 31, 2010

	Average Volume Per Day		Swap Price		Weighted Average Price
					Put (a)	Call (b)
NGL - natural gasoline collar	(gallons	)			(per gallon)
First quarter 2011 through fourth quarter 2011	95,000				$1.568	$1.942

Crude oil collar	(barrels	)			(per barrel)
First quarter 2011 through fourth quarter 2011	400				$75.00	$98.50

Natural gas purchase swap	(MMBtu	)	(MMBtu	)
First quarter 2011 through fourth quarter 2011	6,500		$5.796

NGL - natural gasoline collar	(gallons	)			(per gallon)
First quarter 2012 through fourth quarter 2012	54,000				$1.75	$2.02

Crude swap	(barrels	)	(per barrel	)
First quarter 2012 through fourth quarter 2012	600		$88.62

Natural gas purchase swap	(MMBtu	)	(MMBtu	)
First quarter 2012 through fourth quarter 2012	4,000		$5.195

We estimate that, excluding the derivative positions described above, for every $1.00 MMBtu increase or decrease in the natural gas price, natural gas midstream gross margin and operating income 2011 would decrease or increase by approximately $0.9 million. In addition, we estimate that for every $5.00 per barrel increase or decrease in the crude oil price, our natural gas midstream gross margin and operating income for 2011would increase or decrease by approximately $5.9 million. This assumes that crude oil prices, natural gas prices and inlet volumes remain constant at anticipated levels. These estimated changes in gross margin and operating income exclude potential cash receipts or payments in settling these derivative positions.

(a) - Purchased put/floor.

(b) - Sold call/ceiling.